

September 25, 2012

<u>Via E-mail</u>
Mr. David Fuhrman
Chief Executive Officer
Cimarron Software, Inc.
15 South 1200 East
Salt Lake City, UT 84102

> **Re:     Cimarron Software, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 13, 2012**
> **File No. 333-181388**

Dear Mr. Fuhrman:

　　　We have reviewed your amended filing and the related response letter dated September 13, 2012 and have the following comments.  If indicated, we think you should revise your document in response to these comments.  After reviewing this information, we may raise additional comments.  Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 31, 2012.

<u>General</u>

1.　　　In your next correspondence to the staff, please include language acknowledging the following:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.　　　We note that you report earning approximately 40% and 51% of your total revenue for the three and six month periods ended June 30, 2012, respectively, and approximately 58% of total revenue for the three and six month  periods ended June 30, 2011, respectively, from a single customer.  Provide your analysis as to why you are not required to file any agreement(s) relating to your transaction with Data in Motion LLC as an exhibit pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. To the extent your agreement with Data in Motion was not reduced to a written agreement, you should file a written description of the material terms of the oral contract with Data in Motion LLC as an exhibit. For guidance, See Question 146.04 of Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.  We refer also to any agreements or arrangements relating to the notes payable to Greener Pastures LLC.

Financial Statements

Statements of Cash Flows , pages F-5 and F-18

3.      Revise to disclose the non-cash capital contributions made in lieu of payment for services rendered by Haxton Management as required by ASC 230-10-50-3 and 50-4 and 230-10-55-15.  In addition, your Results of Operations should discuss the impact of these non-cash contributed services on your operations and the effects on your cash needs.

        You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters.  Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or me at (202) 551-3735 with any other questions.

                                                        Sincerely,

                                                        /s/ Barbara C. Jacobs

                                                        Barbara C. Jacobs
                                                        Assistant Director

cc:      Via E-mail
         Lance Brunson, Esq.
         Vincent & Rees, L.C.